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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
414

SEC FILE NUMBER
8-67872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FONDSFINANS INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 46TH FLOOR
(No. and Street)

NEW YORK N.Y. 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORA SIMONSEN 212-909-2569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE, SUITE 1430 NEW YORK, NY. 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORA SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FONDSFINANS INC, as of DECEMBER 31ST, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DURRELL A BOAHEN
Notary Public - State of New York
No. 01BO6256980
Qualified in Bronx County
My Commission Expires Mar. 05, 2020

[signature]
Signature

PRESIDENT
Title

[signature] 2/27/17
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fondsfinans, Inc.

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public
Accounting Firm Thereon
and Supplemental Reports on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
- Statement of Financial Condition
- Statement of Operations
- Statement of Changes in Stockholders' Equity
- Statement of Cash Flows
- Notes to Financial Statements

Supplementary Information

- Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
Fondsfinans, Inc.
New York, NY

We have audited the accompanying financial statements of Fondsfinans, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations and stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fondsfinans, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fondsfinans, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Fondsfinans, Inc.'s financial statements. The supplemental information is the responsibility of Fondsfinans, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 27, 2017

FONDSFINANS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	731,050
Cash - segregated in compliance with federal regulations		199,970
Accounts Receivable		5,000
Accounts Receivable - Related Party		7,839
Prepaid Expenses		14,625
TOTAL CURRENT ASSETS		958,484
OTHER ASSETS		
Office Equipment, net		-
Security Deposit		10,548
		10,548
TOTAL ASSETS	$	969,032

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	22,874
TOTAL CURRENT LIABILITIES		22,874
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
1,000 authorized, 100 shares issued and outstanding		4,174,861
Accumulated Deficit		(3,228,703)
TOTAL STOCKHOLDERS' EQUITY		946,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	969,032

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

REVENUES:		
Commissions	$	109,473
Research		5,000
TOTAL REVENUES		114,473
EXPENSES:		
Compensation and Benefits		185,669
Occupancy		66,555
Professional Fees		66,714
Communication		13,031
Other General and Administrative		40,115
TOTAL EXPENSES		372,084
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(257,611)
Income Tax Expense		0
NET LOSS	$	(257,611)

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock				Accumulated		Stockholders'
	Shares		Amount		Deficit		Equity
Balance at December 31, 2015	100	$	4,174,861	$	(2,971,092)	$	1,203,769
Net Loss					(257,611)		(257,611)
Balance at December 31, 2016	100	$	4,174,861	$	(3,228,703)	$	946,158

See accompanying notes to financial statements.

FONDSFINANS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(257,611)
Adjustment to reconcile net loss to net cash used by changes in assets and liabilities:		
Depreciation		303
Changes in Operating Assets and Liabilities:		
Accounts Receivable - Related Party		177,193
Prepaid Expenses		(2,710)
Accounts Payable and Accrued Liabilities		5,379
Net Cash Used by Operating Activities		(77,446)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Security Deposit		(608)
Net Cash Used by Investing Activities		(608)
CASH FLOWS FROM FINANCING ACTIVITIES:		-
NET DECREASE IN CASH		(78,054)
CASH AT BEGINNING OF YEAR		1,009,074
CASH AT END OF YEAR	$	931,020

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

Fondsfinans, Inc.
Notes to Financial Statements
Year Ended December 31, 2016

(1) Organization

Fondsfinans, Inc. ("the Company") is a wholly owned subsidiary of Fondsfinans AS (Parent Company) Norway's oldest independently owned investment firm. Founded in 2008, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Fondsfinans, Inc. is a member of FINRA and SIPC.

Fondsfinans Inc. distributes the equity research produced by Fondsfinans AS to U.S. institutional investors pursuant to SEC Rule 15a-6 and FINRA Rule 2711. Client transactions in securities traded on European Exchanges are cleared and settled pursuant to SEC Rule 15a-6 by Fondsfinans Inc.'s parent company, Fondsfinans AS.

In June of 2016, it was announced that Fondsfinans Inc.'s parent and sole direct owner Fondsfinans AS, wholly owned by Erik Must AS, Fondsfinans Inc. sole indirect owner and the Beringer Finance AB, a Swedish Corporate Finance firm wholly owned by Bull Hill Capital AB have agreed to merge the two entities. The new combined group, to be branded Beringer Finance, will have a team of some 80 professionals with deeply rooted customer relationships and offices in Stockholm, Oslo, Reykjavik, New York and Silicon Valley.

Upon completion of the merger Fondsfinans Inc. will become wholly owned by the newly incorporated Norwegian company Beringer Finance AS, which, in turn, will be owned equally by Erik Must AS and Bull Hill Capital AB.

Pursuant to NASD Rule 1017, Fondsfinans Inc. filed on October 31, 2016 a Continuing Membership Application with FINRA seeking approval for the direct and indirect ownership change. On December 19, 2016 FINRA granted Fondsfinans Inc.'s Continuing Membership Application. The merger is still pending approval from the Norwegian Financial Supervisory Authority. That approval is expected shortly. Upon this last approval, Fondsfinans Inc. will update its Form BD in CRD reflecting the new direct and indirect ownership.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset increase by $.1 mil to approximately $ 1.2 million has been recorded on the net operating loss carryforward of approximately $ 3.2 million which expire in the year 2029 to 2036. The Company's federal and state income tax returns for the years 2012 through 2016 remain open for audit by applicable regulatory authority.

Due to the pending recapitalization of the Parent Company, there may be an IRC Section 382 limitation on the utilization of the net operating loss carryforwards of the Company. An IRC Section 382 limitation imposes a limitation on the use of net operating loss carryforwards when there has been a 50% or more change in control of ownership over a three year period. There has been no formal evaluation on the possible Section 382 limitation as the recapitalization plan of the Parent Company remains pending regulatory approval.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31,2016 management believes such receivables are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment

Equipment are carried at cost, in the amount of $1,400. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five years. Accumulated depreciation is $1,400 as of December 31, 2016. Depreciation expense for 2016 was $303.

(h) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. Concentration of fees to customers in excess of 10% consisted of an allocation of banking fees from its Parent Company in Norway consisting of 40% of the total 2016 revenues and commissions from institutional client constituting 25% of total 2016 revenues. Accounts receivable-related party was due from its Parent Company.

(i) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

In addition, the Company earns fees from various forms of research rendered upon request by its customers. Such fees are earned upon culmination of the such services rendered.

(j) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash- segregated in compliance with federal regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Related Party Transactions

All trade transactions originated by the Company are cleared through the Parent Company. The Company receives 90% of the overall commissions earned on such trading transactions. During the year the Parent Company culminated an investment banking transaction, which the Company, for their efforts, was allocated 90% of such commissions earned or 40% of the overall revenues recorded during the year ended December 31, 2016 or approximately $45,000.

Personnel from the Parent Company undertakes the marketing and promotion efforts of the Company in the United States, while the Company pays for the expenditures incurred in the United States by these individuals from the Parent Company while in the United States.

(5) Commitments and Contingencies

The Company renewed its twelve month lease commencing December 15th, 2016 with REGUS at 140 Broadway. Monthly lease payments are $5,274. Rent expense for the year ended December 31, 2016 is $59,687.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $908,146 which was $658,146 in excess of its required net capital of $250,000.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 27, 2017.

Supplemental Information

Fondsfinans, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2016

Total stockholder's equity qualified for net capital	$946,158
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Related Party Receivable and Other Assets	38,012
Total	38,012
Net capital	$908,146
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $22,874 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$658,146
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 22,874
Ratio of aggregate indebtedness to net capital	.03 to 1
Net capital, per unaudited December 31, 2016 FOCUS report	$908,146
Net audit adjustment	-
Net capital, per December 31, 2016 audited report, as filed	$908,146

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 26, 2017.

Schedule II

Fondsfinans, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2016

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Fondsfinans, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Fondsfinans, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fondsfinans, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) and (ii) Fondsfinans will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Fondsfinans, Inc. stated that Fondsfinans, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fondsfinans, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fondsfinans, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 27, 2017

FONDSFINANS

February 27, 2017

RBSM LLP
805 Third Avenue, 10th Floor
New York, NY 10022

Exemption Report

Re: Fondsfinans, Inc. year end 2016 Certified Audit

Fondsfinans, Inc. is operating under the (k)(2)(i) and (ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". Fondsfinans, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis and will not hold customer funds or safekeep customer securities; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Sincerely,

Nora W. Simonsen
President
Fondsfinans Inc.
Email: nora.simonsen@fondsfinans.com
Phone: 212-751-8522

FONDSFINANS

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
414

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
Phone (202) 551-6551

Date: February 27, 2017

Fondsfinans Inc
SEC File Number 8-67872

VIA FEDEX

To Whom It May Concern:

Please find enclosed two notarized copies of FORM X-17A-5 PART III and Fondsfinans Inc Financial Statements and Schedules as of December 31st, 2016 with Report of Independent Registered Public Accounting Firm Thereon and Supplemental Reports on Exemption. Fondsfinans Inc. SEC 8-67872.

Sincerely,

Nora W. Simonsen
President
Fondsfinans Inc.
Email: nora.simonsen@fondsfinans.com
Phone: 212-751-8522